  Item 4.
City of Buenos Aires, August 12, 2019

COMISIÓN NACIONAL DE VALORES
25 de mayo 175
City of Buenos Aires

MERCADO DE VALORES DE BUENOS AIRES S.A.
Sarmiento 299, 2nd floor
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.
San Mart’n 344
City of Buenos Aires

Subject: Material news. Central Puerto S.A. informs Operation with Related Party
       Nota: CPSA-GG-N-0445/19-AL

Ladies and Gentlemen,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company” or “CPSA”) pursuant to Title XII, Chapter I, Section II, Article 3 of CNV Regulations and Article 23 of ByMA Listing Regulations.

In accordance with sections 72 and 73 of the Capital Markets Act, it is hereby informed that on this day the Board of Directors of the Company, with the previous positive decision by the Audit Committee, approved granting the following bridge loans to finance the projects on electric energy generation from renewable sources, which are the property of related companies of CPSA pursuant to the following description: a) CP Manque S.A.U. for up to a total amount of USD 28,600,000.- and b) to CP Los Olivos S.AU. for up to the amount of USD 15,000,000.; in both cases, at a 4.5% rate for a 6-month period and pre-cancelable with the principal financing disbursement.
Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.